

May 10, 2011

Via E-mail
Dean A. McCoy
Senior Vice President and Chief Accounting Officer
National Beverage Corp.
8100 SW Tenth Street
Suite 4000
Fort Lauderdale, FL 33324

   **Re: National Beverage Corp.
     Form 10-K for the fiscal year ended May 1, 2010
     Filed July 15, 2010
     File No. 001-14170**

Dear Mr. McCoy:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ James Lopez (for)

       John Reynolds
       Assistant Director